SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              AMENDED SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            VIAVID BROADCASTING, INC.
                            -------------------------
                                (Name of Issuer)


                          COMMON STOCK $.001 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)


                                   925552 10 1
                              ------------------
                                 (CUSIP Number)

                                 Cheryl Watkins
                             187 East Braemar Road
                              North Vancouver, BC
                                    V7N 1P7

                              Phone: (604) 983-4296
                       ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 MARCH 14, 2000
                                 --------------
                       Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



CUSIP No. 925552 10 1
---------------------------------------------------------------------------------------------------------------------

1.        Name of Reporting Person                                              Cheryl Watkins
          S.S. or IRS Identification No. of
          Above Person                                                          Not Required
---------------------------------------------------------------------------------------------------------------------
2.        Check the Appropriate Box if a                                        (a)   [ ]
          Member of a Group                                                     (b)   [X]
---------------------------------------------------------------------------------------------------------------------
3.        SEC Use Only
---------------------------------------------------------------------------------------------------------------------
4.        Source of Funds                                                       PF
---------------------------------------------------------------------------------------------------------------------
5.        Check if Disclosure of Legal
          Proceedings is Required Persuant to
          Items 2(d) or 2(e)                                                    Not applicable
---------------------------------------------------------------------------------------------------------------------
6.        Citizenship or Place of Organization
                                                                                Canada
---------------------------------------------------------------------------------------------------------------------
          Number  of Shares  Beneficially  Owned
          by Reporting Person:
                                                     7)  Sole Voting
                                                         Power                  817,500
                                                     ----------------------------------------------------------------
                                                     8)  Shared Voting
                                                         Power
                                                     ----------------------------------------------------------------
                                                     9)  Sole Dispositive
                                                         Power                  817,500
                                                     ----------------------------------------------------------------
                                                     10) Shared
                                                         Despositive
                                                         Power
---------------------------------------------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially
          Owned By Each Reporting Person                                        817,500
---------------------------------------------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in
          Row (11) Excludes Certain Shares                                      Not Applicable
---------------------------------------------------------------------------------------------------------------------
13.       Percent of Class Represented by
          Amount in Row (11)                                                    12%
---------------------------------------------------------------------------------------------------------------------
14.       Type of Reporting Person                                              IN


ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of ViaVid
Broadcasting, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 3955 Graveley Street, Burnaby, British Columbia, Canada V5C 3T4.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is being filed by Cheryl Watkins ("Holder."). Holder is a citizen of Canada with an address at 187 East Braemar Road, North Vancouver, British Columbia Canada V7N 1P7. The Holder has been employed as follows:


         Holder has been the Company's Secretary and Treasurer since January, 1999. Holder has over 10 years of experience as a legal assistant in the area of securities and corporate commercial work. She co-founded Watkins Communications Inc. with her husband, Mr. Paul Watkins, in 1994. Holder has worked with Watkins Communications Inc. from October, 1997 to present as corporate secretary and as an administrative consultant to publicly traded companies. Holder provided administration and legal assistant services to Princeton Financial Services from March, 1997 to July, 1998. Holder was employed by Gerald J. Shields Law Corp. from March 1996 to March, 1997 where she provided administration and legal assistant and accounting services. Holder was employed by Strategic Capital from February, 1994 to March, 1996 where she provided administration and legal assistant and accounting services.

         Holder has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Holder purchased 500 shares in ViaVid Broadcasting Corp., the Canadian Subsidiary for $0.01 per share. Those shares were exchanged for 850,000 shares of ViaVid Broadcasting, Inc. a Nevada Corporation in accordance with an acquisition agreement dated January 26, 1999.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose or purposes of the acquisition of the Shares by Holder was a passive investment. Holder is Secretary and Treasurer of the Company. Depending on market conditions and other factors, Holder may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Holder also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As of the date hereof, except as described herein, Holder does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

         Pursuant to Rule 144, the Holder is entitled to sell 1% of the issued and outstanding Common Stock of the Company each quarter. Depending on market conditions, the Holder may exercise this right each quarter.

         The Company has plans to seek to raise additional equity capital. The Holder is unable to state at this time the terms on which such equity capital will be raised or whether or not the Company will be successful in raising that capital.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of March 14, 2000, Holder holds beneficially the following securities of the Company.




                                                                                    Percentage of shares of
Title of security                                            Amount                    Common Stock (1)
-------------------------                         ------------------------------------------------------------------
Common Stock                                                 817,500                        12%



-----------------------------
(1) Calculated in accordance with Rule 13d-3. Such holdings exclude 817,500 shares held beneficially by Paul Watkins, a Director of the Company and the husband of the Holder. The Holder disclaims a beneficial interest in the shares held by Mr. Watkins.

               (b) Holder  has  shared  power to vote or to direct the  vote  of the Shares held by Kathler Holdings Inc. and has the shared power to dispose or to direct the disposition of the Shares held by Kathler Holdings Inc.

               (c) The  Holder has effected the following sales of the Company's securities during the 60 days prior to March 14, 2000.



                   -------------------------------------------------------------------------------------
                   DATE OF                   NO. OF SHARES      PRICE PER       WHERE AND HOW
                   TRANSACTION                                  SHARE           TRANSACTION WAS EFFECTED
                   -------------------------------------------------------------------------------------
                   March 14, 2000               32,500          $3.00           Open Market - OTC
                                                                                Bulletin Board
                   -------------------------------------------------------------------------------------



               (d) Not applicable

               (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               None

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:   March 14, 2000



                            /s/ Cheryl Watkins
                            -------------------------
                            Holder